United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: Medley Capital Corporation

2.	Name of person relying on exemption: Moab Capital Partners, LLC

3.	Address of person relying on exemption: 152 West 57th Street Suite 920 New York, New York 10019

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Item 1: On December 19, 2018, Moab Capital Partners, LLC (“Moab”) issued a public letter to the shareholders of Medley Capital Corporation. The full text of the letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 2: On December 19, 2018, Moab issued the following press release:

MOAB PARTNERS OPPOSES MEDLEY CAPITAL’S ILL-ADVISED PROPOSED MERGER IN OPEN LETTER TO SHAREHOLDERS

Deeply Concerned that the Transaction Would Further Destroy Value and Dilute Shareholders While Entrenching Management and the Board

Calls Attention to a Deeply Flawed Process That Led to the Announced Merger

Calls on Shareholders to Take Matters into Their Own Hands Since Nobody in the Boardroom Appears to be Looking Out for their Best Interests

Urges Shareholders to Protect Their Investments by Voting Against the Proposed Merger at the Special Meeting and Then Taking Steps to Terminate the Management Agreement

NEW YORK, Dec. 19, 2018 /PRNewswire/ -- Moab Capital Partners, LLC ("Moab"), a significant shareholder of Medley Capital Corp. (“MCC” or, the “Company”) (NYSE: MCC), with ownership of approximately 3% of MCC’s outstanding shares, announced today that it has delivered an open letter to the shareholders of MCC urging them to vote against the Company’s proposed transaction with Sierra Income Corp. and Medley Management Inc., both related parties of the Company’s external manager.

The full text of the letter follows:

https://mma.prnewswire.com/media/800361/Moab_Letter_to_MCC_Shareholders__revised__ID_7de1a0201413.pdf

About Moab Capital Partners, LLC

Moab is an SEC-registered independent investment advisor founded in 2006 and is located in New York, NY.

Investor contact:
Michael Rothenberg

Managing Member

Moab Capital Partners, LLC

212-981-2647

mr@moabpartners.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Moab is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Moab and its affiliates.

PLEASE NOTE: Moab is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.